Exhibit 99.1

Notice of ADJOURNED Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN THAT a special meeting of the shareholders (the "Meeting") of Akanda Corp. (the "Corporation") originally scheduled for March 31, 2026 (the “Original Meeting”), was adjourned (the “Adjournment”), to Monday, April 27, 2026 and subsequently adjourned (the "Second Adjournment") and will now be held at 10:00 am est on Monday, May 25, 2026 in person at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5 (the “Adjourned Meeting”).

The Adjourned Meeting will also be simulcast on the Zoom platform, where you can observe the Meeting at:

https://bit.ly/46tHM2n

or

https://gowlingwlgca.zoom.us/j/84699051526?pwd=muQ7NuRgAvVcNaQaBkJnOvp8mgGDZ3.1

If a password or meeting ID is required on sign on, please use the following:

Meeting ID:846 9905 1526
Password: 955613

Those observing the Adjourned Meeting through the zoom platform will not be able to speak, interact with other participants in the Adjourned Meeting or other Shareholders, and will not be able to vote at the Adjourned Meeting. Any Shareholders wishing to vote at the Adjourned Meeting must attend the Adjourned Meeting in person or provide the Corporation with a duly completed proxy as described herein.

The Adjournment and Second Adjournment were approved by ordinary resolution at the meetings held in order to satisfy certain requirements of the Nasdaq exchange, on which the Corporation’s common shares are listed, and in order to bring forward new business before the meeting, as described herein.

In accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation, at the Adjourned Meeting it is expected that those Shareholders present in person or by proxy will satisfy the quorum requirement to transact business at the Adjourned Meeting.

At the Adjourned meeting, the following matters will be considered (the “Original Business”), as described in the management information circular (the “Circular”) dated February 26, 2026 prepared in respect of the Original Meeting.

1.	to consider and, if thought advisable, pass a special resolution the full text of which is set out in the Information Circular, approving, in one or more amendments to the articles of the Corporation (the “Articles”) determined to be in the best interest of the Corporation by the Board of Directors to:

(a)	decrease the authorized capital of the Corporation by deleting from the authorized capital the Class A Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, none of which are issued and outstanding;

(b)	Amend Part 6 of the Articles of the Corporation so that all Class B Special Shares convert into Common Shares at the discretion of the Corporation; and

(c)	decrease the authorized capital of the Corporation by deleting from the authorized capital the Class B Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, following completion of the conversion of all Class B Special Shares as more particularly described herein; and

2.	to transact any other business that may properly come before the Meeting or any additional adjournment of the Meeting.

Management of the Corporation is recommending that all shareholders vote FOR all resolutions presented at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is February 25, 2026 (the “Record Date”), which is the same record date set for the Original Meeting and which was used for the determination of shareholders of record as at the Original Meeting. Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you have not yet voted on the Original Business as described in the Circular and the Notice herein, please use the proxy provided with your originally mailed materials.

Please be advised that all proxies received with respect to the business presented for the Original Meeting are hereby accepted as valid and voted for the Original Business as previously presented in the Circular. If you have previously provided a proxy with respect to the Original Business, you do not need to send in a new proxy.

However, please be advised that in the event you do not submit a proxy now, but submitted a proxy for the Original Business as noted in the Circular, your shares will be voted FOR the Amendment Resolution. If you submitted a proxy for the Original Business but wish to vote AGAINST the Amendment Resolution, you must submit a proxy and vote AGAINST the Amendment Resolution.

The Meeting Materials will also be made available for download on the Company's website at https://akandacorp.com and will remain accessible there for six months following the date of the Adjourned Meeting. Shareholders were also able to, and continue to be able to, request printed copies of the Meeting Materials be sent to them via email or couriered to them within Canada or the United States, at no cost by contacting the Company by email at ir@akandacorp.com or they may access the documents online under the Company's profile on EDGAR at www.sec.gov.

If you have not received materials to vote for matters in respect of the Original Meeting, registered shareholders (those who hold their shares directly in the Company and not through a broker or other intermediary) may obtain a control number or receive assistance with voting by contacting the Company's Meeting proxy provider, Odyssey Trust Company. To facilitate this process, shareholders are encouraged to use the "Chat with Odyssey Trust" feature at https://odysseytrust.com/contact/ or to contact Odyssey Trust by telephone at 1-888-290-1175 (toll-free in North America) or 1-587-885-0960 (outside North America). As a result of the Adjournment and Second Adjournment, the Corporation has extended the proxy deadline for submission of the proxies in respect of the Original Business. Shareholders are required to submit their proxies or voting instructions in respect of the Original Business by no later than 48 hours prior to the time of the Adjourned Meeting, to ensure their votes are counted. If you have already provided voting instructions or a proxy in respect of the Original Business, you are not required to provide new voting instructions or a new proxy in respect of the Original Business and your proxy will remain valid.

Beneficial shareholders (those who hold their shares through a brokerage firm or other intermediary) should contact their intermediary directly to obtain a voting proxy or further information on how to vote their shares.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return a form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Adjournment Notice. To vote your proxy online please use the control number listed on the bottom of the enclosed form of proxy and visit: https://vote.odysseytrust.com. All instructions are listed on the back of the enclosed form of proxy. The Corporation’s transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 5th, day May, 2026.

BY ORDER OF THE BOARD

(signed) “Katharyn Field”

Interim Chief Executive Officer and Director

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